Exhibit 16.1

April 15, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 14 of Form 10 for the year ended December 31, 2008 and are in agreement with the statements contained in the first sentence of the first paragraph and the second, third, and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP